STATEMENT OF FINANCIAL CONDITION

Tudor, Pickering, Holt & Co. Securities LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

With Report of Independent Registered Public Accounting Firm
As of December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Securities, LLC (formerly Tudor, Pickering, Holt & Co. Securities, Inc.)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby St, Ste 5100
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexandra Gottschalk, Chief Accounting Officer (713) 333-7106
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Alexandra Gottschalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, LLC (formerly Tudor, Pickering, Holt & Co. Securities, Inc.), as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Accounting Officer

Title

Notary Public

SAMANTHA J BURTON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BU6388741
Qualified in Queens County
My Commission Expires 03-11-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Statement of Financial Condition

December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member of Tudor, Pickering, Holt & Co. Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tudor, Pickering, Holt & Co. Securities, LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.
New York, New York
February 18, 2020

1


Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Statement of Financial Condition

December 31, 2019


Assets		
Cash and cash equivalents	$	13,393,486
Receivables from affiliates		14,975,553
Right-of-use lease assets		14,809,044
Fixed assets, net of accumulated depreciation and amortization		3,092,282
Income tax receivable		171,558
Cash surrender value of company-owned life insurance		917,985
Prepaid expenses and other assets		217,461
Other trade receivables		161,269
Receivables from broker-dealers		922,607
Total assets	$	48,661,245
Liabilities and Member's Equity		
Lease liabilities	$	20,116,046
Payables to affiliates		103,491
Accounts payable, accrued expenses and other liabilities		257,645
Deferred compensation liability		368,415
Total liabilities		20,845,597
Commitments, contingencies and indemnifications (Note 12)		
Member's equity		27,815,648
Total liabilities and member's equity	$	48,661,245


The accompanying notes are an integral part of this Statement of Financial Condition.


Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

1. Organization

Tudor, Pickering, Holt & Co. Securities, Inc., a Texas corporation, was formed in October 2003 under the name Pickering Energy Partners, Inc. On October 1, 2019, Tudor, Pickering, Holt, & Co Securities Inc. was converted into a Texas limited liability company known as Tudor, Pickering, Holt & Co. Securities LLC (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company is an introducing broker-dealer and does not maintain any margin accounts, promptly transmits any customer funds and delivers any securities received, and does not hold funds or securities for, or owe money or securities to customers. The Company introduces all of its customer transactions, which are not reflected within this Statement of Financial Condition, to a clearing broker, which clears such transactions on a fully disclosed basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. For the year ended December 31, 2019, the Company has not recorded any liabilities with regard to the clearing broker's rights.

The Company is a wholly owned subsidiary of Perella Weinberg Partners Group LP ("Parent"), a limited partnership wholly owned by PWP Holdings LP. The Company provides investment banking and financing advice and equity research, sales, and trading related to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch or secondary offices in Denver, Colorado, and New York, New York. At December 31, 2019, the Company was registered as a broker-dealer in 42 states and territories.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash consists of cash held at banks. The Company defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Company maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2019, the Company did not hold any cash equivalents.

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

Receivables from Broker-Dealers

Receivables from broker-dealers include commissions receivable from and a deposit with the clearing broker, net of amounts due to the clearing broker related to trades pending as of December 31, 2019. As of December 31, 2019, the balance of the deposit with the clearing broker was $259,338. Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $250,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement.

Other Trade Receivables

Other trade receivables are presented net of any allowance for doubtful accounts that are based on the Company's assessment of collectability. The Company regularly reviews its trade receivables for collectability and an allowance is recognized for doubtful accounts, if required. As of December 31, 2019 , no allowance for doubtful accounts was deemed necessary.

Allowance for Doubtful Accounts

Any allowance for doubtful accounts is recorded based upon the estimate of financial advisory fees, underwriting fees and other trade receivables that the Company does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. As of December 31, 2019, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consists of prepaid amounts for subscriptions for research services, software licenses, insurance, and annual filing fees net of amortization. These amounts are amortized over the life related service period or policy.

Revenue and Expense Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and all related amendments using the modified retrospective method for all contracts, which required a cumulative effect adjustment upon adoption.

See Note 3—Revenue from Contracts with Customers for further information on contracts within the scope of ASU 2014-09.

Affiliate Revenue and Expense Allocation

Certain expenses of the Company are processed and paid by its affiliates: the Parent and PWP Employer LP. The expenses processed on behalf of the Company by PWP Employer LP relate solely to compensation. Expenses specifically related to the Company are paid directly by the Company, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. The Company receives fees from affiliates for services provided. These amounts result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 11—Related Party Transactions for further explanation of affiliate transactions.

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

Compensation and Benefits

Compensation and benefits expense includes compensation, payroll taxes, deferred compensation, and other benefits for employees.

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Certain software development costs are amortized over three years.

Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the Statement of Financial Condition and tax basis of assets and liabilities. Penalties and interest related to income taxes, if any, are recognized separately from the provision for income taxes and included in other expenses.

Subsequent to the Company's conversion into a Texas limited liability company on October 1, 2019, the Company is treated as a disregarded entity for state and federal income tax purposes, and thus no ending deferred tax assets or liabilities have been recorded on the Statement of Financial Condition. The provision for income taxes is a result of activity prior to the conversion and reflects a write off of previously recorded deferred tax assets and liabilities, as well as taxes imposed on the limited liability company by the state of Texas. See Note 7 Income Taxes for additional information.

Recent Accounting Pronouncements

Leases – Effective January 1, 2019, the Company adopted the new lease accounting standard, ASU No. 2016-02, *Leases* ("ASU 2016-02"), which requires lessees to recognize on its Balance Sheet (Statements of Financial Condition), assets and liabilities for all leases, other than the leases that meet the definition of short-term leases, at the option of the lessee. The Company used the alternative transition approach, which allows the guidance to be applied initially at the adoption date without restating comparative periods. The Company did not have a cumulative-effect adjustment to retained earnings as of the date of adoption. The Company elected the transition package of practical expedients to alleviate certain operational complexities related to the adoption, but has not elected the use of hindsight practical expedient. Following the adoption of the lease standard, the present value of the Company's lease commitments for leases with terms of more than one year

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

and related assets are reflected as Lease liabilities and Right-of-use lease assets on the Statement of Financial Condition. The impact of adoption of the lease guidance as of January 1, 2019 had the following impact on the Statement of Financial Condition:

	December 31, 2018	Adoption Adjustments	January 1, 2019
Right-of-use lease assets	$ -	$ 15,425,524	$ 15,425,524
Lease liabilities	-	21,175,634	21,175,634
Deferred rent	5,750,110	(5,750,110)	-

See Note 8 – Leases for additional information regarding the Company's leases.

Credit Losses on Financial Instruments—In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 provides amendments to ASC 326, "Financial Instruments—Credit Losses," which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. The Company will adopt ASU 2016-13 on January 1, 2020 and does not expect that adoption will have a material impact on the Statement of Financial Condition and related disclosures.

Fair Value Measurement—In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). ASU 2018-13 provides amendments to Topic 820, which modify the disclosure requirements on fair value measurements in Topic 820 based on certain concepts, including the consideration of costs and benefits. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company determined that the adoption of ASU 2018-13 will not have a material impact on the Statement of Financial Condition.

3. **Revenue from Contracts with Customers**

The services provided under contracts with customers include research and trading services and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service.

Research and Trading Services

The Company, through a multitude of work products, provides research on the energy industry and related equity and commodity markets and also produces research on topical issues within the energy sector. The Company's research clients continuously benefit from the research provided throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits. Recipients of this research compensate the Company for these market insights in two ways—either by direct payment (the amount of which is typically at the customer's discretion based upon the perceived value of the research services provided) or through trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. These services are sometimes referred to as "soft-dollar arrangements," and the amount of payment is typically based on a percentage of commission income generated from the customer's trades executed by the Company. The commission per share and volume of trades are at the customer's discretion based upon the perceived value of the research services and trade

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

execution provided. Generally, the Company does not provide trading services separate and apart from research services (i.e., customers do not typically execute trades through the Company in the normal course of business; rather, trade execution is used as a means to be compensated for research services).

Because fees received for research services, and any associated trading services, are typically at the complete discretion of the customer and are based on the value the customer perceives in the research services provided, the entire transaction price associated with such services is variable. Accordingly, because of the broad range of possible outcomes and the inability to predict the value the customer will ascribe to such services, the Company fully constrains the revenue associated with research services, and any associated trading services, until the uncertainty associated with the variable consideration is subsequently resolved, which is typically upon the earlier of receiving an invoice request from the client or receiving payment from the client.

Underwriting Services

Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. A separate performance obligation is identified in instances in which the contract with the customer includes an over-allotment option. The Company's underwriting services generally do not meet any of the requirements for revenue to be recognized over time and, therefore, the Company typically recognizes underwriting revenue on the pricing date of the offering, which is when the Company receives the pricing wire communication from the lead underwriter detailing the underwriting fees to which the Company is entitled. Similarly, the performance obligation associated with the over-allotment is satisfied at the point in time at which the option is exercised.

The Company's role in underwriting commitments is usually as a co-manager or bookrunner, rather than as the lead underwriter. Accordingly, the Company estimates its share of transaction-related expenses incurred by the underwriting syndicate on the pricing date of the offering. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of underwriting expenses and are expensed on the pricing date of the offering.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The combined beginning and ending balances of Receivables from broker-dealers and Other trade receivables are $807,163 and $1,083,876.

The Company records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete. As of December 31, 2019, the Company had no deferred revenue.

4. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with paragraph (a)(2) of the Rule, the Company is

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2019, the Company had net capital of $9,832,076, which resulted in excess net capital of $9,471,942. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1. Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Rule or other regulations.

During the year ended December 31, 2019, the Company was required to provide insurance covering any and all acts of the Company's employees, agents and partners of at least $800,000. The Company is required to be in compliance with applicable local, state and federal regulations.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

5. **Fixed Assets**

Fixed assets consists of the following:

Furniture and office equipment	$	6,972,988
Leasehold improvements		10,333,499
Software		2,337,462
Less: Accumulated depreciation		(16,551,667)
	$	3,092,282

6. **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Accounting Standards Codification ("ASC") 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the reporting date.

- Level 2 inputs are quoted prices in markets that are not active or based on quoted prices for similar assets or liabilities or for which all significant inputs are observable, directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgment about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

	Fair Value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
Financial asset				
Cash surrender value of company-owned life insurance	$ -	$ 917,985	$ -	$ 917,985

Transfers between levels are recognized at the end of the year in which they occur. There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities during the year ended December 31, 2019.

Cash surrender value of company-owned life insurance is reported in the Statement of Financial Condition at the amount that could be realized under the contract as of December 31, 2019, which approximates fair value.

Other financial instruments are recorded by the Company at contract amounts and include cash, a Level 1 financial instrument, and receivables from broker-dealers, receivables from and payables to affiliates, other trade receivables, and accounts payable and accrued liabilities, which are Level 2 financial instruments. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

7.   Income Taxes

On October 1, 2019, the Company converted to a limited liability company. The conversion was a fully taxable deemed liquidation for tax purposes only, and as such, the Company is now a disregarded entity for federal and state income tax purposes. Income earned after October 1, 2019 is not subject to corporate federal or state income tax. In order to reflect the Company's status as a disregarded entity as of December 31, 2019, the Company wrote off the balance of previously recorded deferred tax assets and liabilities.

For the period prior to October 1, 2019 (the date of the conversion to a limited liability company), the Company was subject to Federal, New York State, New York City, and Colorado corporate income tax. For the year ended December 31, 2019, the Company was subject to Texas Margin Tax; however, the Parent files one combined Texas state tax return for its affiliates, including the Company, and remits all taxes on the behalf of those affiliates. The Company is no longer subject to Federal, New York State, or New York City corporate income tax examination for years before 2016 and Colorado corporate income tax examination for years before 2015. The Parent is no longer subject to state income tax examination in Texas for years before 2015. The Company has concluded that no uncertain tax positions exist that require recognition or disclosure at December 31, 2019 and does not expect the assessment of uncertain tax positions to significantly change in the next 12 months.

8.   Leases

The Company leases office space under operating lease agreements. The Company's office lease terms range from 12 to 20 years. The Company determines if an arrangement or contract is a lease at inception and does not separate lease and non-lease components of the contract. Beginning January 1, 2019, the Company recorded the present value of its commitments for leases with terms of more than one year on the Statement of Financial Condition as a right-of-use asset with the corresponding liability. Right-of-use assets are subject to certain adjustments for lease incentives, deferred rent and initial direct costs. As allowed with practical expedient in ASC 842, the Company elected not to separate lease components and non-lease components in calculating the net present value of the lease payments on office space and office equipment leases. Thus the measurement of the right-of-use asset and corresponding lease obligation use one single combined component.

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

All leases were determined to be operating leases. Right-of-use assets represent the Company's right to use the underlying assets for their lease terms and lease liabilities represent the Company's obligation to make lease payments arising from these leases. The Company's lease agreements do not contain any residual value guarantees. Lease expense is recognized on a straight-line basis over the lease term for new leases and over the remaining lease term for existing leases already in place at January 1, 2019 (date of adoption).

The implicit discount rates used to determine the present value of the Company's leases are not readily determinable, thus, the Company uses its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate requires significant assumptions and judgement. The Company's incremental borrowing rate was calculated based on the Company's recent debt issuances and current market conditions. The Company scales the rates appropriately depending on the term of the leases. Renewal and termination terms of the Company's leases vary depending on the lease. The Company estimates the expected lease terms by assuming the exercise of renewal options and extensions where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal or extension is at the sole discretion of the Company. Certain lease agreements are secured by security deposits, which are reflected in Prepaid expenses and other assets on the Statement of Financial Condition.

The Company entered into a sublease agreement for a portion of its Houston office space with Capital Holdings LP, a related party, after the restructuring of PWP Holdings LP's and separation of the asset management business into Capital Holdings LP. This lease is considered an operating lease. The sublease does not include a renewal option and the Company has the right to terminate the sublease for any reason after giving 90 days prior written notice. Sublease revenue is recognized on a straight-line basis over the term of the lease. As allowed with practical expedient in ASC 842, the Company elected not to separate lease components and non-lease components (electricity charges) for these subleases. See additional information regarding the sublease at Note 11 – Related Party Transactions.

Other information as it relates to the Company's operating leases is as follows:

	December 31, 2019
Weighted-average discount rate - operating leases	4.67%
Weighted-average remaining lease term - operating leases	7.55 years

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

As of December 31, 2019, the maturities of the undiscounted operating lease liabilities for which the Company are as follows:

Years Ending:	Operating Leases	Sublease Income	Net Minimum Payments
2020	3,012,354	177,001	2,835,353
2021	3,070,753	180,536	2,890,217
2022	3,130,336	184,147	2,946,189
2023	3,191,105	187,835	3,003,270
2024	3,126,462	191,581	2,934,881
Thereafter	8,387,255	529,447	7,857,808
Total minimum lease payments	23,918,265	$1,450,547	$22,467,718
Less: Imputed Interest	(3,802,219)		
Total lease liabilities	$20,116,046		

9.   Benefit Plan

The Company's employees participate in a defined contribution pension plan qualified under Section 401(k) of the Internal Revenue Code and sponsored by the Parent. The plan allows qualifying employees to contribute their eligible compensation, subject to Internal Revenue Service limits. The Parent makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Parent may also make a discretionary contribution for participants employed on December 31st of each year.

10.   Deferred Compensation Plan and Company-Owned Life Insurance

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. Historically, the DCP allowed participants to defer up to 50% of their compensation. The DCP participants are allowed to elect certain hypothetical investments in which their deferrals are deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments, the DCP obligation at December 31, 2019 was $368,415 with annual distributions expected through 2025. The DCP was suspended during 2011 and therefore no deferrals were made during 2019. During 2019, distributions of $86,056 were made from the DCP.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the Statement of Financial Condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2019 of $917,985. During 2019, the Company received $150,092 in cash value for policies surrendered in order to pay a portion of the related deferred compensation distribution mentioned above.

11.   Related Party Transactions

Affiliate Fee Revenue

The Company receives fees from affiliates for services provided.

Network support fees – The Company and its domestic and foreign affiliates provide global financial advisory services. As part of a globally integrated network, each affiliate contributes activities which add to the reputation, knowledge, experience, thought leadership, and client relationships of the global organization. The

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

Company and its domestic and foreign affiliates apply a global transfer pricing policy using the Comparable Profits Method, in which a network support fee is provided to an operating affiliate which is unable to sustain a profit by the revenues generated on a stand-alone basis.

Facility fees – The Company pays for rent expense on all leases as well as furniture, equipment and leasehold improvements. Affiliates reimburse the Company for usage of the office space and the depreciation of furniture, equipment and leasehold improvements through payment of a facility fee. The fee is calculated on a monthly basis based upon square footage and headcount.

Sublease – The Company entered into a sublease agreement for a portion of its Houston office space with Capital Holdings LP, a related party, after the restructuring of PWP Holdings LP's and separation of the asset management business into Capital Holdings LP. This lease is considered an operating lease. The sublease does not include a renewal option and the Company has the right to terminate the sublease for any reason after giving 90 days prior written notice. Sublease revenue is recognized on a straight-line basis over the term of the lease. As allowed with practical expedient in ASC 842, the Company elected not to separate lease components and non-lease components (electricity charges) for these subleases. See additional information regarding the sublease at Note 8 – Leases.

Affiliate Expense Allocation

The Company receives administrative services including but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent and PWP Employer LP. Where feasible to specifically attribute such expenses to the activities of the Company, the amounts have been expensed directly by the Company. Allocations of expenses not directly attributable to the Company reflect the utilization of services provided or benefits received by the Company presented on a consistent basis based on the most relevant measure, such as relative usage or pro-rata basis of headcount.

The Parent files one combined Texas state tax return for its affiliates, including the Company, and remits all taxes due on their behalf.

Outstanding Receivables and Payables

As of December 31, 2019, the Company has outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Company settles receivables and payables with affiliates in cash within 12 months of incurrence.

12. Commitments, Contingencies and Indemnifications

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

Tudor, Pickering, Holt & Co. Securities, LLC
(formerly Tudor, Pickering, Holt & Co. Securities Inc.)

Notes to Statement of Financial Condition

December 31, 2019

Other trade receivables represents amounts due from clients within the energy industry. As of December 31, 2019, there were no trade receivables individually greater than 10% of the Company's total accounts receivable.

14.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 18, 2020, which is the date the Statement of Financial Condition was available for issuance. There have been no material subsequent events that would require recognition in this Statement of Financial Condition or disclosures in the accompanying notes.